Exhibit 99.1

Golden Star Achieves Commercial Production at Prestea Underground Gold Mine

TORONTO, Feb. 1, 2018 /CNW/ - Golden Star Resources (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that commercial production has been achieved at its Prestea Underground Gold Mine ("Prestea Underground") in Ghana, effective as of today.

The project construction of Prestea Underground, including the installation of all ancillary infrastructure, is complete and operational and gold production is anticipated to continue to ramp up during 2018.

The West Reef ore body of Prestea Underground has Proven and Probable Mineral Reserves of 1.09 million tonnes of gold at 13.93 grams per tonne of gold.1  Exploration drilling is underway at the mine with the objective of increasing the annual production rate and extending the mine life.

Full year 2018 production guidance for the Prestea complex (including Prestea Underground and the Prestea Open Pits) is 93,000-113,000 ounces of gold at a cash operating cost per ounce2 of $740-880.

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"Achieving commercial production at Prestea Underground is an important milestone in Golden Star's transformation into a high grade, margin-focused gold producer.  It is also a significant historical moment for the Prestea community as it has been over 15 years since the mine was previously in commercial production.  I would like to thank our host communities for their continued support during the construction and commissioning periods."

Notes:
1. Numbers are derived from the Company's Mineral Reserves and Mineral Resources estimate as of December 31, 2016.
2. For additional information regarding the non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of
Financial Condition and Results of Operations for the full year ended December 31, 2016, which is available at www.sedar.com

As previously announced, Golden Star will release its results for the full year and fourth quarter of 2017 after market-close on February 20, 2018.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high grade, low cost underground mines. Gold production guidance for 2018 is 230,000-255,000 ounces at a cash operating cost per ounce of $650-730.  As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

Cautionary note regarding forward-looking information

This press release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements in this press release include, but are not limited to, information or statements with respect to: the ability of Prestea Underground to ramp up production in 2018; the Company's production guidance and cash operating cost per ounce guidance for the Prestea complex; the timing for announcing full year 2017 production results and full year 2018 production guidance, including cash operating costs per ounce, All-In Sustaining Costs and capital expenditures; the Company's ability to transform into a high grade, margin-focused gold producer; and the Company's production guidance for 2018.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information or forward looking statements that are included in this news release except in accordance with applicable securities laws.

Technical Information

The technical contents of this press release have been reviewed and approved by Dr. Martin Raffield, P. Eng., a Qualified Person pursuant to NI 43-101.  Dr. Raffield is Senior Vice President of Project Development and Technical Services for Golden Star.

Additional scientific and technical information relating to the mineral property referenced in this news release is contained in the following current technical report for this property available at www.sedar.com: Prestea Underground - "NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana" effective date November 3, 2015.

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/February2018/01/c2123.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 01-FEB-18